                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                         Racing Champions Corporation
                         ----------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   750069106
                                 ------------
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 18 Pages

-----------------------                                  ---------------------
  CUSIP NO.  750069106              13G                    PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Willis Stein & Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,381,249 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,381,249 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,381,249 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  750069106              13G                    PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Willis Stein & Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,381,249 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,381,249 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,381,249 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  750069106              13G                    PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John R. Willis

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,381,249 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,381,249 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,381,249 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  750069106              13G                    PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avy H. Stein

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,381,249 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,381,249 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,381,249 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  750069106              13G                    PAGE 6 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel M. Gill

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,381,249 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,381,249 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,381,249 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  750069106              13G                    PAGE 7 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Beth F. Johnston

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,381,249 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,381,249 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,381,249 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  750069106              13G                    PAGE 8 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel H. Blumenthal

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,381,249 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,381,249 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,381,249 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 750069106                   13G                     Page 9 of 18 Pages
          ---------                                                -    --
                                  SCHEDULE 13G
                                  ------------


Item 1(a)      Name of Issuer:
               --------------

               Racing Champions Corporation


Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               800 Roosevelt Road
               Building C, Suite 320
               Glen Elyn, Illinois 60137


Item 2(a)      Name of Person Filing:
               ---------------------

               Pursuant to Rules 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G on behalf of Willis Stein & Partners, L.P., a Delaware limited partnership ("WSLP"), Willis Stein & Partners, L.L.C., a Delaware limited liability company ("WSLLC"), John R. Willis ("Willis"), Avy H. Stein ("Stein"), Daniel M. Gill ("Gill"), Beth F. Johnston ("Johnston") and Daniel H. Blumenthal ("Blumenthal"). The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.


Item 2(b)      Address of Principal Business Office or, if none, Residence:
               ------------------------------------------------------------

                 The address of the principal business office of each of the Reporting Persons is c/o Willis Stein & Partners, L.P., 227 W. Monroe Street, Suite 4300, Chicago, IL 60606.


Item 2(c)      Citizenship:
               -----------

                 WSLP   The place of WSLP's organization as a limited
     partnership is Delaware, the United States of America.

CUSIP No. 750069106                     13G                 Page 10 of 18 Pages
          ---------                                              --    --

               WSLLC The place of WSLLC's organization as a limited liability company is Delaware, the United States of America.

               Willis  Mr. Willis is a citizen of the United States of America.

               Stein  Mr. Stein is a citizen of the United States of America.

               Gill  Mr. Gill is a citizen of the United States of America.

               Johnston Ms. Johnston is a citizen of the United States of America.

               Blumenthal Mr. Blumenthal is a citizen of the United States of America.


Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.01 per share.


Item 2(e)      CUSIP No.:
               ---------

               750069106.


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
          -------------------------------------------------------------------

               Not applicable.


Item 4    Ownership:
          ---------

               The following information is provided in response to Item 4 of
     Schedule 13G and the percentages stated are based on a total of 13,242,382 shares of Common Stock outstanding as of September 30, 1997, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1997.

CUSIP No. 750069106                    13G                  Page 11 of 18 Pages
          ---------                                              --    --

          (a) - (b)

                 WSLP   beneficially owns 2,381,249 shares of Common Stock,
     constituting approximately 18.0% of the shares of Common Stock outstanding.

                 WSLLC By reason of its status as the sole general partner of WSLP, WSLLC may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 2,381,249 shares of Common Stock held by WSLP, constituting approximately 18.0% of the shares of Common Stock outstanding. WSLLC disclaims such beneficial ownership in the Common Stock held by WSLP, except to the extent of WSLLC's indirect beneficial interest as the general partner of WSLP

                 Willis By reason of his status as a Founding Member of WSLLC, the general partner of WSLP, Mr. Willis may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 2,381,249 shares of Common Stock held by WSLP, constituting approximately 18.0% of the shares of Common Stock outstanding. Mr. Willis disclaims such beneficial ownership in the Common Stock held by WSLP, except to the extent of his indirect beneficial interest as a Founding Member of WSLLC, the general partner of WSLP.

                 Stein By reason of his status as a Founding Member of WSLLC, the general partner of WSLP, Mr. Stein may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 2,381,249 shares of Common Stock held by WSLP, constituting approximately 18.0% of the shares of Common Stock outstanding. Mr. Stein disclaims such beneficial ownership in the Common Stock held by WSLP, except to the extent of his indirect beneficial interest as a Founding Member of WSLLC, the general partner of WSLP.

                 Gill By reason of his status as a Founding Member of WSLLC, the general partner of WSLP, Mr. Gill may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own bene beneficially the 2,381,249 shares of Common Stock held by WSLP, constituting approximately 18.0% of the shares of Common Stock outstanding. Mr. Gill disclaims such beneficial ownership in the Common Stock held by WSLP, except to the extent of his indirect beneficial interest as a Founding Member of WSLLC, the general partner of WSLP.

                 Johnston By reason of her status as a Founding Member of WSLLC, the general partner of WSLP, Ms. Johnston may be deemed, pursuant to Rule 13d-3 promulgated under the Act,

CUSIP No. 750069106                   13G                    Page 12 of 18 Pages
          ---------                                               --    --

     to own beneficially the 2,381,249 shares of Common Stock held by WSLP, constituting approximately 18.0% of the shares of Common Stock outstanding. Ms. Johnston disclaims such beneficial ownership in the Common Stock held by WSLP, except to the extent of her indirect beneficial interest as a Founding Member of WSLLC, the general partner of WSLP.

                 Blumenthal By reason of his status as a Founding Member of WSLLC, the general partner of WSLP, Mr. Blumenthal may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 2,381,249 shares of Common Stock held by WSLP, constituting approximately 18.0% of the shares of Common Stock outstanding. Mr. Blumenthal disclaims such beneficial ownership in the Common Stock held by WSLP, except to the extent of his indirect beneficial interest as a Founding Member of WSLLC, the general partner of WSLP.

          (c)(i-iv)

               WSLP WSLP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,381,249 shares of Common Stock.

               WSLLC By reason of its status as the sole general partner of WSLP, WSLLC may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,381,249 shares of Common Stock held by WSLP. WSLLC disclaims such shared voting and dispositive power.

               Willis By reason of his status as a Founding Member of WSLLC, the sole general partner of WSLP, Mr. Willis may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,381,249 shares of Common Stock held by WSLP. Mr. Willis disclaims such shared voting and dispositive power, except to the extent deemed by reason of his status as a Founding Member of WSLLC, the general partner of WSLP.

               Stein By reason of his status as a Founding Member of WSLLC, the sole general partner of WSLP, Mr. Stein may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,381,249 shares of Common Stock held by WSLP. Mr. Stein disclaims such shared voting and dispositive power, except to the extent deemed by reason of his status as a Founding Member of WSLLC, the general partner of WSLP.

CUSIP No. 750069106                13G                       Page 13 of 18 Pages
          ---------                                               --    --

                 Gill By reason of his status as a Founding Member of WSLLC, the sole general partner of WSLP, Mr. Gill may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,381,249 shares of Common Stock held by WSLP. Mr. Gill disclaims such shared voting and dispositive power, except to the extent deemed by reason of his status as a Founding Member of WSLLC, the general partner of WSLP.

                 Johnston By reason of her status as a Founding Member of WSLLC, the sole general partner of WSLP, Ms. Johnston may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,381,249 shares of Common Stock held by WSLP. Ms. Johnston disclaims such shared voting and dispositive power, except to the extent deemed by reason of her status as a Founding Member of WSLLC, the general partner of WSLP.

                 Blumenthal By reason of his status as a Founding Member of WSLLC, the sole general partner of WSLP, Mr. Blumenthal may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,381,249 shares of Common Stock held by WSLP. Mr. Blumenthal disclaims such shared voting and dispositive power, except to the extent deemed by reason of his status as a Founding Member of WSLLC, the general partner of WSLP.


Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

               Not applicable.


Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person:
          ------------------------------------------------

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by any of the Reporting Persons.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          ----------------------------------------------------------------------

               Not applicable.

CUSIP No. 750069106                13G                       Page 14 of 18 Pages
          ---------                                               --    --


Item 8    Identification and Classification of Members of
          the Group:
          -----------------------------------------------

               This Schedule 13G is being filed pursuant to Rule 13d-1(c). Attached as Exhibit B is a complete and accurate list of each member of the group.


Item 9    Notice of Dissolution of Group:
          ------------------------------

               Not applicable.


Item 10.  Certification:
          -------------

               Not applicable.

CUSIP No. 750069106                    13G                   Page 15 of 18 Pages
          ---------                                               --    --

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and behalf, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998


WILLIS STEIN & PARTNERS, L.P.

By:  WILLIS STEIN & PARTNERS, L.L.C.,
Its: General Partner


By:   /s/ AVY H. STEIN
     ---------------------
     Avy H. Stein
Its: Founding Member


WILLIS STEIN & PARTNERS, L.L.C.


By:    /s/ AVY H. STEIN
     ---------------------
     Avy H. Stein
Its: Founding Member


  /s/ JOHN R. WILLIS
 ------------------------
 John R. Willis


  /s/ AVY H. STEIN
 -------------------
 Avy H. Stein


  /s/DANIEL M. GILL
 ---------------------
 Daniel M. Gill


  /s/BETH F. JOHNSTON
 -----------------------
 Beth F. Johnston


  /s/DANIEL H. BLUMENTHAL
 ---------------------------
 Daniel H. Blumenthal

CUSIP No. 750069106                    13G                   Page 16 of 18 Pages
          ---------                                               --    --

                                 EXHIBIT INDEX

Exhibit        Document Description
-------        --------------------

   A           Agreement pursuant to Rule
               13d-1(f)(1)(iii).

   B           Schedule of members of group

CUSIP No. 750069106                   13G                    Page 17 of 18 Pages
          ---------                                               --    --

                           EXHIBIT A TO SCHEDULE 13G

                      Agreement Relating to the Filing of
                   Joint Statements Pursuant to Rule 13d-1(f)
                   ------------------------------------------

          Pursuant to Rule 13d-1(f)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated:  February 9, 1998


WILLIS STEIN & PARTNERS, L.P.

By:  WILLIS STEIN & PARTNERS, L.L.C.,
Its: General Partner

By:   /s/ AVY H. STEIN
     ---------------------
     Avy H. Stein
Its: Founding Member


WILLIS STEIN & PARTNERS, L.L.C.

By:   /s/ AVY H. STEIN
     ---------------------
     Avy H. Stein
Its: Founding Member


  /s/ JOHN R. WILLIS
 ------------------------
 John R. Willis

  /s/ AVY H. STEIN
 -------------------
 Avy H. Stein

  /s/DANIEL M. GILL
 ---------------------
 Daniel M. Gill

  /s/BETH F. JOHNSTON
 -----------------------
 Beth F. Johnston

  /s/DANIEL H. BLUMENTHAL
 ---------------------------
 Daniel H. Blumenthal

CUSIP No. 750069106                  13G                     Page 18 of 18 Pages
          ---------                                               --    --

                           EXHIBIT B TO SCHEDULE 13G


          The following is a complete and accurate list of each member of the group:

     1.   Willis Stein & Partners, L.P.
     2.   Willis Stein & Partners, L.L.C.
     3.   John R. Willis
     4.   Avy H. Stein
     5.   Daniel M. Gill
     6.   Beth F. Johnston
     7.   Daniel H. Blumenthal